January 4, 2010

VIA EDGAR

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re:          Nationwide Life Insurance Company
Nationwide Variable Account-II
File Numbers 333-160635 and 811-03330

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II ("Variable Account"), we are filing this Correspondence to the Registration Statement indicated above in response to the Staff's request for additional information.  This filing is being made electronically via EDGAR in accordance with Regulation S-T.

This correspondence is comprised of five parts as follows:

Part 1. Summary of how the L.Inc MX Option investment restrictions work.

Part 2. Responses to specific comments given by the SEC staff via telephone December 4, 2009.

Part 3. Proposed re-draft of L.Inc MX Option.

Part 4. Proposed re-draft of Dollar Cost Averaging for Living Benefits.

Part 5. Proposed re-draft of Custom Portfolio Asset Rebalancing Service.

Part 1
Summary of how the L.Inc MX Option investment restrictions work

1.      General Requirements:

•
Contract Value must be allocated between one permitted investment option and the Market Preservation Investment ("MPI") (unless the Dollar Cost Averaging for Living Benefits program is elected; see item 2).

•
Each of the available investment options has been assigned a risk tolerance by Nationwide based on Nationwide's profit and risk objectives.  Nationwide will not change the risk tolerance of an investment option.

•
Risk tolerance determines MPI allocation requirements.  In general, riskier options have higher MPI allocation requirements.  At any given time, each investment option with the same risk tolerance will have the same MPI allocation requirement.

•
Nationwide may adjust the MPI allocation requirement for a given risk tolerance.  Any such change to the MPI allocation requirement will not affect existing Contract Values; only future allocations to the investment options in that risk tolerance.

•
The MPI allocation requirement percentage represents the percentage of a particular allocation that must be allocated to the MPI.  It does not mean that the entire Contract Value will, on an ongoing basis, be allocated according to those percentages (e.g., 20% to the MPI, 80% to the investment option).  Due to the fact that the Contract Value allocated to the investment option will fluctuate with market performance, those percentages will necessarily change.  This could result in the MPI being a relatively large (if the market declines) or relatively small (if the market increases) portion of the entire Contract Value.

•	Once Contract Value is allocated to the MPI, it may not be transferred out of the MPI (except in anticipation of annuitization).

2.	Dollar Cost Averaging for Living Benefits:

•
Dollar Cost Averaging ("DCA") for Living Benefits involves the automatic transfer of a specific amount from the Fixed Account into the permitted investment option selected by the Contract Owner.  If a Custom Portfolio model is the elected investment option, the specified amount will be allocated according to the Custom Portfolio allocation percentages indicated by the Contract Owner.

•	Only new purchase payments to the contract are eligible for DCA for Living Benefits.

•	Once a DCA for Living Benefits program has begun, no transfers among or between investment options is permitted until the program is completed (the Fixed Account is depleted) or terminated.

•	To terminate the DCA for Living Benefits program, a Contract Owner must instruct Nationwide in writing.

o
Upon termination, Nationwide will transfer the remaining balance in the Fixed Account to the elected investment option.  If a Custom Portfolio model is the elected investment option, the transferred amount will be based on the allocation percentages indicated by the Contract Owner.

o
Upon termination, no MPI allocation evaluation will occur and no additional MPI allocation will be required (unless the Contract Owner also requests a transfer to an investment option in a different risk tolerance – see item 3).

3.	Transfer Requests:

a.	Generally

•
A Contract Owner may transfer the portion of the Contract Value that is not allocated to the MPI to another permitted investment option, either within or outside the current investment option’s risk tolerance.

o	A transfer to an investment option within the same risk tolerance will not trigger an MPI allocation evaluation and no additional MPI allocation will be required.

o
A transfer to an investment option with a different risk tolerance will trigger an MPI allocation evaluation, which may require an additional MPI allocation.  Nationwide uses the following formula for the MPI allocation evaluation – it will determine the amount of any additional MPI allocation requirement:

Current Income Benefit Base	X	Current MPI allocation requirement for the investment option elected	--	Current MPI balance	=	Dollar amount of additional MPI allocation

•
If, based on the above calculation, an additional MPI allocation is required, Nationwide will allocate part of the transferred Contract Value to the MPI in an amount equal to the shortfall.  This “catch-up” MPI allocation will create a new MPI Band (see the MPI prospectus for more information on MPI Bands).

•
If based on the above calculation, no additional MPI allocation is required, the entire amount in the current investment option will be transferred to the new investment option.  Since assets allocated to the MPI cannot be transferred out of the MPI, any excess MPI allocation will not be transferred to the selected investment option.

•
All transfer requests must be submitted to Nationwide’s home office in writing on Nationwide’s administrative form.  The administrative form will provide the current MPI allocation requirements for each risk tolerance.  Contract Owners can obtain the L.Inc MX Option transfer form by contacting Nationwide at the address listed on page 1 of the prospectus.

b.	Transfers when DCA for Living Benefits is elected

•
If a Contract Owner with DCA for Living Benefits wants to transfer to another investment option (either within the same risk tolerance or in a different risk tolerance), the Contract Owner must first terminate participation in the DCA for Living Benefits program.

•	As described above:

o	If the new investment option is in the same risk tolerance, no MPI allocation evaluation will occur.

o	If the new investment option is in a different risk tolerance, an MPI allocation evaluation will occur.

•
If a Contract Owner with DCA for Living Benefits who is invested in a Custom Portfolio model wants reallocate within that model, the Contract Owner may do so without terminating their DCA for Living Benefits, and no MPI allocation evaluation will occur.

c.      Transfers involving a Custom Portfolio model

•	Contract Owners can transfer to or from a permitted Custom Portfolio model as described in sub-section (a) above.

•
A Contract Owner can change the underlying mutual fund allocations within their elected model without triggering a MPI allocation evaluation and without terminating DCA for Living Benefits (if elected).

d.      Non-permissible transfers

•	Transfer requests to an investment option other than a permitted investment option will not be honored and will be treated as though no transfer request was submitted.

•	Allocations to more than one investment option will not be honored and will be treated as though no transfer request was submitted.

4.	Subsequent Purchase Payments:

a.	Generally

•	Where permitted by state law, subsequent purchase payments are permitted under the L.Inc MX Option as long as the Contract Value is greater than zero.

•	Nationwide will allocate subsequent purchase payments to the investment option elected as of the date of the subsequent purchase payment.

•
If the elected investment option has an MPI allocation requirement, the required portion of the subsequent purchase payment will be allocated to the MPI, creating a new MPI Band.  The amount of the subsequent purchase payment that will be allocated to the MPI is determined as follows:

Amount of purchase payment	X	Current MPI allocation requirement for the investment option elected	=	MPI allocation requirement

•
If the Contract Owner would like for the subsequent purchase payment to be part of a DCA for Living Benefits program, the Contract Owner must provide instructions to Nationwide along with the subsequent purchase payment.  In other words, the subsequent purchase payment will not be defaulted into the DCA for Living Benefits program.

•
If the elected investment option is a Custom Portfolio model, the Contract Value not required to be allocated to the MPI will be allocated according to the allocation percentages indicated by the Contract Owner.

5.	Partial surrenders (excess withdrawals or lifetime income withdrawals):

•
For each excess or lifetime income withdrawal, Nationwide will first surrender Accumulation Units proportionally from the Sub-Account(s) until depleted, then from any amount allocated to the Fixed Account as part of a DCA for Living Benefits program, and finally from the MPI, starting with the oldest MPI Band first.

•	As long as there is Contract Value available in the Sub-Account(s) and/or the Fixed Account, the Contract Owner is not permitted to take surrenders from the MPI.

6.	Death of Contract Owner:

a.	No Spousal Continuation Benefit elected

•	Upon death of the Contract Owner (the determining life), the benefits and requirements associated with the L.Inc MX Option terminate.

•
The Contract Value will continue to remain invested in the current investment option until the death benefit is paid (if the Contract Owner who is also the Annuitant dies) or Contract Value is paid (if the Contract Owner who is not the Annuitant dies).

b.	Spousal Continuation Benefit elected

•
Upon death of the Contract Owner before the first lifetime income withdrawal is taken, the benefits and requirements associated with the L.Inc. MX Option continue for the lifetime of the surviving spouse.

•
Upon death of the Contract Owner after the first lifetime income withdrawal is taken, the surviving spouse can continue to take lifetime income withdrawals for the duration of their lifetime.  All of the terms, rights and conditions associated with the L.Inc MX Option, including the L.Inc MX Option investment requirements, will apply until annuitization.

•
If the Contract Owner's spouse dies before the Contract Owner, the Contract Owner will not receive the benefits associated with the Spousal Continuation Benefit and he/she must continue to pay for the option and comply with all of the terms and conditions associated with the L.Inc MX Option, including the L.Inc MX Option investment requirements, until annuitization.

7.	Annuitization:

•	If the Contract Owner requests to annuitize the contract, the L.Inc MX Option will terminate along with the L.Inc MX Option investment requirements.

•
The MPI is not an available investment option during annuitization, therefore, the Contract Owner must transfer any Contract Value allocated to the MPI to another investment option. Upon transfer, the Contract Owner will forfeit any MPI Performance Credit that would be payable for that MPI Period.

Part 2
Responses to specific comments given by the SEC staff via telephone December 4, 2009

1.
L.Inc MX Option investment requirements. The revised disclosure still requires significant clarification.  The revised version does not give allocation percentages and does not provide a formula showing how those allocation percentages are determined.

a.	Disclose how the allocation percentages are determined.

Response. We have revised the first paragraph of the “L.Inc MX Option Investment Requirements” paragraph as follows (emphasis added):

A Contract Owner’s Contract Value must be allocated between one available investment option and the MPI (unless the Dollar Cost Averaging for Living Benefits program is elected; see below).  Each of the available investment options has been assigned a risk tolerance by Nationwide based on Nationwide's profit and risk objectives.  The assigned risk tolerance will not change.  The risk tolerance of the selected investment option determines how much of the Contract Value must be allocated to the MPI.  Nationwide uses the following formula to determine the MPI allocation requirement:

Contract Value on date L.Inc MX Option is elected	X	Current MPI allocation requirement for the investment option elected	=	MPI allocation requirement

The method that Nationwide uses to determine the MPI allocation percentages is proprietary and Nationwide desires to keep this information confidential.

b.
Clarify contradicting disclosure.  In one section it states all investment options within a risk tolerance will have the same MPI allocation requirement at a given time, and if a change to the allocation percentage occurred, it would be applicable to all the investment options in that risk tolerance simultaneously.  However, there is another statement within the disclosure that sounds like this is not the case.

Response. We have added the following as the first paragraph of a new subsection entitled "Changes to MPI Allocation Requirements" (emphasis added):

At any given time, each investment option with the same risk tolerance will have the same MPI allocation requirement.  However, as market conditions change, Nationwide’s tolerance for risk may change, causing Nationwide to adjust the amount of the MPI allocation requirement for a given risk tolerance.  Any such change to the MPI allocation requirement will not affect existing balances in the MPI; only future allocations to that investment option.

c.	The disclosure does not make it clear whether or not Nationwide can change the risk tolerance associated with a given investment option. If it can, disclose this and what would happen.

Response. Please see the revised disclosure in our response to comment (a) above.

2.      Procedural Issues.

a.	The disclosure does not explain what happens if a customer has a high risk option, then transfers to a less risky option – what happens to the allocation requirement for sub-pays?

Response. We have revised the disclosure in the "Transfers Among Permitted Investment Options" and "Subsequent Purchase Payments" sections to address circumstances involving transfers between different risk tolerances and subsequent purchase payments.  Please see the revised disclosure for these two sections in Part 3 attached hereto.

b.
What if, after above, the customer wants to move to an investment option in between?  Does the additional MPI allocation requirement come out of the float or is the MPI allocation requirement based on the amount being transferred (i.e., the variable portion)?  In other words, if a contract owner has more than the required amount allocated to the MPI, and then makes a transfer or new purchase payment that requires a new/increased MPI allocation, does the new/higher MPI allocation associated with that transaction come out of the value involved in the transaction or can the excess investment in MPI be used to meet the contract owner’s new MPI allocation requirement for the transaction amount?  If the float can be used, what if it’s almost enough, but not entirely enough?  Also, disclose that if market tanks, MPI allocation could be a huge portion of the contract value.

Response. Please see the significantly revised disclosure in the "Transfers Among Permitted Investment Options" section, which indicates the formula that Nationwide uses to determine the MPI allocation upon transfer.  Also, we have added the following new paragraph to explain the relationship of the MPI allocation to the entire Contract Value:

Note: the MPI allocation requirement percentage represents the percentage of a particular allocation that must be allocated to the MPI.  It does not mean that the entire Contract Value will, on an ongoing basis, be allocated according to those percentages (e.g., 20% to the MPI, 80% to the investment option).  Due to the fact that the Contract Value allocated to the investment option will fluctuate with market performance, those percentages will necessarily change.  This could result in the MPI being a relatively large (if the market declines) or relatively small (if the market increases) portion of the entire Contract Value.

c.
Dollar Cost Averaging for Living Benefits.  How do you treat investments in Dollar Cost Averaging for Living Benefits if the allocation requirements change after enrolling – are the allocation percentages continuously those that were in effect at the time of enrollment, or are they those that are in effect at the time the transaction actually occurs?  How does the customer know what the allocation percentage requirement is? Where does the money go?

Response. The MPI allocation requirement for amounts deposited into the contract as part of the Dollar Cost Averaging for Living Benefits program when the L.Inc MX Option is elected is established at the time the Contract Owner makes the initial deposit.  The allocation requirement for subsequent purchase payments that are indicated to be part of the Dollar Cost Averaging for Living Benefits program is established at the time the subsequent purchase payment is deposited.

The MPI allocation requirement is not affected by participation in the Dollar Cost Averaging for Living Benefits program.  The Dollar Cost Averaging for Living Benefits program only affects the portion of the contract not allocated to the MPI.

d.	Termination of Dollar Cost Averaging for Living Benefits.

i.	It is still not clear whether a Contract Owner can terminate the program.

Response. We have revised the disclosure in the "Dollar Cost Averaging for Living Benefits" section and in the "L.Inc MX Option Investment Requirements" section to indicate that a Contract Owner can terminate the program.

ii.	For other riders, upon termination of the program, the remaining amount in the Fixed Account gets automatically allocated to the money market. Is that the case here?

Response. We have added a new subsection within the "Dollar Cost Averaging for Living Benefits" section as follows:

Termination of Dollar Cost Averaging for Living Benefits

To terminate the Dollar Cost Averaging for Living Benefits program, a Contract Owner must instruct Nationwide in writing.  Upon termination, Nationwide will transfer the remaining balance in the Fixed Account to the elected investment option.

iii.	If the customer terminates to change investment options, how is the new MPI allocation determined?

Response. We have revised disclosure in the "Transfers Among Permitted Investment Options" section as follows (emphasis added):

If the Contract Owner is participating in a Dollar Cost Averaging for Living Benefits program (as described in the “Contract Owner Services” section), the Contract Owner cannot transfer Contract Value to another investment option with a different risk tolerance without first terminating their participation in the Dollar Cost Averaging for Living Benefits program.  An MPI allocation evaluation will be performed if a new investment option is selected with a different risk tolerance.

iv.	Can the Contract Owner accidentally terminate the program?

Response. A Contract Owner cannot accidentally terminate the Dollar Cost Averaging for Living Benefits program.  Please see the new subsection described in our response to comment (ii) above.

v.
If Dollar Cost Averaging for Living Benefits cannot be terminated and the Contract Owner is not old enough to take withdrawals without penalty, is there any way they can get their money out of Dollar Cost Averaging for Living Benefits without taking a surrender?

Response. A Contract Owner can elect to terminate the Dollar Cost Averaging for Living Benefits program prior to completion of the entire program.  Please see the new subsection described in our response to comment (ii) above.

3.	Changing risk tolerances. When a customer changes risk tolerances, what is the impact to the allocation requirement in relation to the contract value in light of market ups and downs?

Response. When a Contract Owner transfers to an investment option with a different risk tolerance, the MPI allocation evaluation is based on Current Income Benefit Base (versus Contract Value).

4.
Custom Portfolio. Confirm and clarify: if a customer has elected a Custom Portfolio model and wants to reallocate within that model, is there a change to their MPI allocation?  What if they want to move to a Custom Portfolio model with a different risk tolerance, can the customer direct which funds move?

Response. We have added the following new paragraphs in the “Transfers Among Permitted Investment Options” section:

If the Contract Owner is invested in a Custom Portfolio model, quarterly rebalancing will not trigger an MPI allocation evaluation.  Additionally, the Contract Owner may change underlying investment options and allocations within their elected model without triggering an MPI allocation evaluation.

If the Contract Owner is participating in a Dollar Cost Averaging for Living Benefits program and is invested in a Custom Portfolio model, the Contract Owner may change underlying investment options and allocations within their elected model without first terminating participation in the Dollar Cost Averaging for Living Benefits program and without triggering an MPI allocation evaluation.

Part 3
Proposed re-draft of L.Inc MX Option

L.Inc MX Option

The L.Inc MX Option provides for lifetime withdrawals, up to a certain amount each year, even after the Contract Value is zero.  The age of the person upon which the benefit depends (the “determining life”) must be between 50 and 85 years old at the time the L.Inc MX Option is elected.  For most contracts, the determining life is that of the primary Contract Owner.  For those contracts where the Contract Owner is a non-natural person, for purposes of this option, the determining life is that of the Annuitant, and all references in this option to “Contract Owner” shall mean Annuitant.  The determining life may not be changed.

While the tax treatment for surrenders under withdrawal benefits such as the L.Inc MX Option is not clear under federal tax law, Nationwide currently treats these surrenders as taxable to the extent that the cash value of the contract exceeds the Contract Owner’s investment at the time of the surrender.  Please consult a qualified tax advisor.

Availability

The L.Inc MX Option may be elected at the time of application or at any time up to one year from the date of application.  The L.Inc MX Option may not be elected if any of the following optional benefits are elected: the 5% Lifetime Income Option or the Beneficiary Protector II Option.  The L.Inc MX Option is not available on beneficially owned contracts.

L.Inc MX Option Charge

In exchange for this lifetime withdrawal benefit, Nationwide will assess an annual charge not to exceed 1.50% of the Current Income Benefit Base.  The current charge for the L.Inc MX Option is 1.00% of the Current Income Benefit Base.  The charge associated with the L.Inc MX Option may increase, but will never be higher than 1.50% of the Current Income Benefit Base.  Any increase in the charge will be prorated from the effective date of the increase until the next L.Inc MX Anniversary (each anniversary of the date the L.Inc MX Option was elected).  Nationwide will notify the Contract Owner 60 days prior to any increase in charge for the L.Inc MX Option.  The Contract Owner may decline the increase in charge by notifying Nationwide in writing prior to the effective date of the increase.  If the Contract Owner refuses the increase in charge, Nationwide will adjust its method of resetting the Current Income Benefit Base (see “Resetting the Current Income Benefit Base” later in this section ).

The charge associated with the L.Inc MX Option will be assessed on each L.Inc MX Anniversary and a prorated charge will also be deducted upon full surrender of the contract.  Nationwide will deduct Contract Value to pay the L.Inc MX Option charge in the following manner: first, Accumulation Units will be redeemed from the Sub-Accounts; if the charge amount is not satisfied, Nationwide will then deduct Contract Value from any amount allocated to the Fixed Account as part of a Dollar Cost Averaging for Living Benefits program; if the charge amount is still not satisfied, Nationwide will then deduct amounts from the MPI, starting with the oldest MPI Band first.  Amounts redeemed as the L.Inc MX Option charge will not be subject to a CDSC and will not reduce amounts available under the CDSC-free withdrawal privilege.  See the “Lifetime Income Withdrawals” subsection for an explanation of what happens if application of a CDSC causes the gross surrender (the surrender amount plus the CDSC) to exceed the Contract Owner’s annual lifetime income benefit amount.  Amounts redeemed as the L.Inc MX Option charge reduce the Contract Value, and consequently, the amount used to calculate the death benefit and the amount available for annuitization.

L.Inc MX Option Investment Requirements

A Contract Owner’s Contract Value must be allocated between one available investment option and the MPI (unless the Dollar Cost Averaging for Living Benefits program is elected; see below).  Each of the available investment options has been assigned a risk tolerance by Nationwide based on Nationwide's profit and risk objectives .  The assigned risk tolerance will not change.  The risk tolerance of the selected investment option determines how much of the Contract Value must be allocated to the MPI .  Nationwide uses the following formula to determine the MPI allocation requirement:

Contract Value on date L.Inc MX Option is elected	X	Current MPI allocation requirement for the investment option elected	=	MPI allocation requirement

The investment options available in connection with the L.Inc MX Option and information about the relative size of any MPI allocation requirement (as a percentage of the Current Income Benefit Base) are shown in the following table:

L.Inc MX Option Investment Options
Investment Option	Risk Tolerance	MPI Allocation
NVIT – NVIT Cardinal Moderately Aggressive Fund: Class II	Moderately Aggressive	Higher MPI Allocation Requirement
NVIT – NVIT Investor Destinations Moderately Aggressive Fund: Class II
Custom Portfolio: Moderately Aggressive Model
NVIT – American Funds NVIT Asset Allocation Fund: Class II	Capital Appreciation
NVIT – NVIT Cardinal Capital Appreciation Fund: Class II
NVIT – NVIT Investor Destinations Capital Appreciation Fund: Class II
Custom Portfolio: Capital Appreciation Model
NVIT – NVIT Cardinal Moderate Fund: Class II	Moderate
NVIT – NVIT Investor Destinations Moderate Fund: Class II
Custom Portfolio: Moderate Model
NVIT – NVIT Cardinal Balanced Fund: Class II	Balanced
NVIT – NVIT Investor Destinations Balanced Fund: Class II
Custom Portfolio: Balanced Model
American Funds: Static Model
NVIT – NVIT Cardinal Moderately Conservative Fund: Class II	Moderately Conservative
NVIT Investor Destinations Moderately Conservative Fund: Class II
Custom Portfolio: Moderately Conservative Model
NVIT – NVIT Cardinal Conservative Fund: Class II	Conservative	Lower MPI Allocation Requirement
NVIT – NVIT Investor Destinations Conservative Fund: Class II
Custom Portfolio: Conservative Model

A Contract Owner who has elected the L.Inc MX Option may enroll in the Dollar Cost Averaging for Living Benefits program.  If this program is elected, the Contract Value not required to be allocated to the MPI will be allocated to the Fixed Account, and then systematically transferred into the selected investment option (see “Dollar Cost Averaging for Living Benefits” later in this prospectus).  The Contract Owner can terminate participation in Dollar Cost Averaging for Living Benefits at any time by instructing Nationwide to do so in writing.

Allocations to an investment option other than one listed above will not be honored and allocations to more than one investment option will not be honored.  These allocation requests will be treated as though no allocation request was submitted.  Allocations to the Fixed Account are not permitted except as the originating account when the Contract Owner elects an available dollar cost averaging program, as described in the “Dollar Cost Averaging for Living Benefits” section.

Note: the MPI allocation requirement percentage represents the percentage of a particular allocation that must be allocated to the MPI.  It does not mean that the entire Contract Value will, on an ongoing basis, be allocated according to those percentages ( e.g., 20% to the MPI, 80% to the investment option) .  Due to the fact that the Contract Value allocated to the investment option will fluctuate with market performance, those percentages will necessarily change.  This could result in the MPI being a relatively large (if the market declines) or relatively small (if the market increases) portion of the entire Contract Value.

Changes to MPI Allocation Requirements

At any given time, each investment option with the same risk tolerance will have the same MPI allocation requirement.  However, as market conditions change, Nationwide’s tolerance for risk may change, causing Nationwide to adjust the amount of the MPI allocation requirement for a given risk tolerance.  Any such change to the MPI allocation requirement will not affect existing balances in the MPI; only future allocations to that investment option.

For example, assume the L.Inc MX Option Contract Owner opens the contract with a $10,000 deposit directed to the XYZ investment option. The MPI allocation requirement on that date is 20%, so $2,000 is allocated to the MPI and $8,000 is allocated to the XYZ investment option. Two years later, Nationwide adjusts the MPI allocation requirement for the risk tolerance to which the XYZ investment option belongs to 22%. There is no impact on the Contract Owner's initial deposit – the Contract Owner does not have to "make up" that 2% difference. However, if that Contract Owner subsequently deposits another $5,000 into the contract, 22% of that deposit ($1,100) will be allocated to the MPI and the remainder will be allocated to the XYZ investment option.

For information on the current MPI allocation requirement associated with a particular investment option, contact your registered representative or Nationwide's home office at the telephone number listed on page 1 of this prospectus.

Transfers Among Permitted Investment Options

Once Contract Value is allocated to the MPI, it may not be transferred out of the MPI (except in anticipation of annuitization).  However, the Contract Owner may transfer the portion of the Contract Value that is not allocated to the MPI to another permitted investment option, either within or outside the current investment option’s risk tolerance.

A transfer to an investment option with a different risk tolerance will trigger an MPI allocation evaluation which may require a n additional MPI allocation.   Nationwide uses the following formula for the MPI allocation evaluation – it will determine the amount of any additional MPI allocation requirement:

Current Income Benefit Base	X	Current MPI allocation requirement for the investment option elected	--	Current MPI balance	=	Dollar amount of additional MPI allocation

If, based on the calculation above, an additional MPI allocation is required, Nationwide will allocate part of the transferred Contract Value to the MPI in an amount equal to the shortfall.  This “catch-up” MPI allocation will create a new MPI Band (see the MPI prospectus for more information on MPI Bands).

If, based on the calculation above, no additional MPI allocation is required, the entire amount in the current investment option will be transferred to the new investment option.  Since assets allocated to the MPI cannot be transferred out of the MPI, any excess MPI allocation will not be transferred to the selected investment option.   Once Contract Value is allocated to the MPI, it must remain so allocated until annuitization.

Sub-Account transfers are subject to Nationwide’s Sub-Account transfer restrictions (see “Transfers Prior to Annuitization”).  Additionally, all transfer requests must be submitted to Nationwide’s home office in writing on Nationwide’s administrative form.  The administrative form will provide the current MPI allocation requirements for each risk tolerance.  To receive a L.Inc MX Option transfer form, contact Nationwide at the address listed on page 1.

If the Contract Owner is participating in a Dollar Cost Averaging for Living Benefits program, the Contract Owner cannot transfer Contract Value to another investment option without first terminating their participation in the Dollar Cost Averaging for Living Benefits program.   An MPI allocation evaluation will be performed if a new investment option is selected with a different risk tolerance.

If the Contract Owner is invested in a Custom Portfolio model, quarterly rebalancing will not trigger an MPI allocation evaluation.  Additionally, the Contract Owner may change underlying investment options and allocations within their elected model without triggering an MPI allocation evaluation.

If the Contract Owner is participating in a Dollar Cost Averaging for Living Benefits program and is invested in a Custom Portfolio model, the Contract Owner may change underlying investment options and allocations within their elected model without first terminating participation in the Dollar Cost Averaging for Living Benefits program and without triggering an MPI allocation evaluation.

Subsequent Purchase Payments

Where permitted by state law, subsequent purchase payments are permitted under the L.Inc MX Option as long as the Contract Value is greater than zero.  Nationwide will allocate subsequent purchase payments to the investment option elected as of the date of the subsequent purchase payment.  If the elected investment option has an MPI allocation requirement, the required portion of the subsequent purchase payment will be allocated to the MPI,

creating a new MPI Band.   Nationwide will use the following formula to determine the amount of the MPI allocation:
Amount of purchase payment	X	Current MPI allocation requirement for the investment option elected	=	MPI allocation requirement

If a Contract Owner participates in the Dollar Cost Averaging for Living Benefits program, subsequent purchase payments will not be included in the Dollar Cost Averaging for Living Benefits program unless specifically instructed by the Contract Owner.

There may be instances where a subsequent purchase payment creates a financial risk that Nationwide is unwilling to bear.  If this occurs, Nationwide may exercise its right to refuse subsequent purchase payments, which total in aggregate more than $50,000 in any calendar year.  If Nationwide exercises this right, the Contract Owner will be notified via telephone and mail.  The entire purchase payment that causes the aggregate amount to exceed $50,000 will be immediately returned to the Contract Owner in the same form in which it was received.

Excess Withdrawals

Any surrender prior to the Contract Owner (or, if the L.Inc MX Spousal Continuation Benefit is elected, the younger spouse) reaching age 55 or any surrender in excess of the Lifetime Income Benefit Amount (defined below) is considered an excess withdrawal.  In a declining or a flat market, surrenders taken prior to age 55 may substantially deplete or eliminate the Current Income Benefit Base, reduce or deplete the Lifetime Income Benefit Amount, and exhaust the benefits associated with the L.Inc MX Option.

For each excess withdrawal, Nationwide will first surrender Accumulation Units proportionally from the Sub-Accounts until depleted, then from any amount allocated to the Fixed Account as part of a Dollar Cost Averaging for Li ving Benefits program, and finally from the MPI, starting with the oldest MPI Band first.  As long as there is Contract Value available in the Sub-Accounts and/or the Fixed Account, the Contract Owner is not permitted to take surrenders from the MPI.  As with any surrender, excess withdrawals reduce the Contract Value and consequently, the amount used to calculate the death benefit and the amount available for annuitization.

Lifetime Income Withdrawals

At any time after the Contract Owner (or, if the L.Inc MX Spousal Continuation Benefit is elected, the younger spouse) reaches age 55, the Contract Owner may begin taking the lifetime income benefit by taking a surrender from the contract.  The first surrender from the contract after the Contract Owner (or, if the L.Inc MX Spousal Continuation Benefit is elected, the younger spouse) turns age 55 constitutes the first lifetime income withdrawal, even if such surrender is taken to meet minimum distribution requirements under the Internal Revenue Code.  Any surrenders that the Contract Owner takes before he or she (or, if the L.Inc MX Spousal Continuation Benefit is elected, the younger spouse) turns age 55 are not lifetime income withdrawals; they are excess withdrawals (see “Excess Withdrawals” earlier in this section).

At the time the first lifetime income withdrawal is taken, Nationwide will calculate the Lifetime Income Benefit Amount.  The Lifetime Income Benefit Amount is the maximum amount that can be surrendered from the contract before the next L.Inc MX Anniversary without reducing the Current Income Benefit Base.  The ability to surrender the Lifetime Income Benefit Amount will continue until the earlier of the Contract Owner’s death or annuitization.

Nationwide calculates the Lifetime Income Benefit Amount by multiplying the Lifetime Withdrawal Percentage by the Current Income Benefit Base immediately prior to the lifetime income withdrawal.  The Lifetime Withdrawal Percentage is determined based on the Contract Owner’s age (or, if the L.Inc MX Spousal Continuation Benefit is elected, the younger spouse’s age) at the time the first lifetime income withdrawal is taken, as indicated in the following table:

Contract Owner’s Age (at time of the first lifetime income withdrawal)	Lifetime Withdrawal Percentage
55 through 64	4%
65 through 74	5%
75 through 84	6%
85+	7%

The Lifetime Withdrawal Percentage will not change.  Therefore, once the Lifetime Income Benefit Amount is established, it will not change unless the Current Income Benefit Base changes (see “Determining the Income Benefit Base” for a discussion of what can affect the Current Income Benefit Base).

A Contract Owner will receive the 7% Lifetime Withdrawal Percentage only if he or she does not take a withdrawal from the contract prior to age 85.  Note: The Internal Revenue Code requires that IRAs, SEP IRAs, and Simple IRAs begin distributions no later than April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70½.  Thus, if the contract is subject to these minimum distribution rules and distributions are taken at the latest date possible under the tax rules, the maximum Lifetime Withdrawal Percentage available to that contract is 5%.  Contract Owners may be eligible to take the minimum required distributions from other IRA, SEP IRA, or Simple IRA contracts or accounts, and thus may be able to receive a Lifetime Withdrawal Percentage greater than 5%.  Please consult a qualified tax advisor.

For each lifetime income withdrawal, Nationwide will first surrender Accumulation Units proportionally from the Sub-Accounts until depleted, then from any amount allocated to the Fixed Account as part of a Dollar Cost Averaging for Li ving Benefits program, and finally from the MPI, starting with the oldest MPI Band first.  As long as there is Contract Value available in the Sub-Accounts and/or the Fixed Account, the Contract Owner is not permitted to take surrenders from the MPI.  As with any surrender, lifetime income withdrawals reduce the Contract Value and consequently, the amount use to calculate the death benefit and the amount available for annuitization.

If a CDSC applies to the lifetime income withdrawal, application of the CDSC could cause the gross surrender (the surrender amount plus the CDSC) to exceed the Lifetime Withdrawal Percentage limit (an “excess withdrawal” as described earlier in this section).  To avoid an excess withdrawal, Contract Owners can request to receive the surrender net of the CDSC amount.  The gross amount of the surrender (including the CDSC) is the amount used to determine whether the surrender exceeds the Lifetime Income Benefit Amount.

Once the Contract Value falls to zero, the Contract Owner is no longer permitted to submit additional purchase payments or take surrenders in excess of the Lifetime Income Benefit Amount.

Determining the Income Benefit Base

When a Contract Owner elects the L.Inc MX Option, the Original Income Benefit Base is equal to the Contract Value.  The Original Income Benefit Base is adjusted throughout the life of the contract to account for subsequent purchase payments, excess withdrawals, and reset opportunities (discussed herein), resulting in the Current Income Benefit Base.

Subsequent Purchase Payments.  Subsequent purchase payments increase the Current Income Benefit Base by the amount of the purchase payment.

Excess Withdrawals.  Excess withdrawals reduce the Current Income Benefit Base by the greater of:

(1)	the dollar amount of the excess withdrawal; or

(2)	a figure representing the proportional amount of the withdrawal. This amount is determined by the following formula:

dollar amount of the excess withdrawal	X	Current Income Benefit Base prior to the withdrawal
Contract Value (reduced by the amount of the allowable benefit amount withdrawn)

In situations where the Contract Value exceeds the Current Income Benefit Base, excess withdrawals will typically result in a dollar amount reduction to the Current Income Benefit Base.  In situations where the Contract Value is less than the existing Current Income Benefit Base, excess withdrawals will typically result in a proportional reduction to the Current Income Benefit Base.

Currently, Nationwide allows for an “RMD privilege” whereby Nationwide permits a Contract Owner to surrender Contract Value in excess of the Lifetime Income Benefit Amount without reducing the Current Income Benefit Base if such excess withdrawal is for the sole purpose of meeting Internal Revenue Code required minimum distributions for this contract.  This RMD privilege does not apply to beneficially owned contracts.  In order to qualify for the RMD privilege, the Contract Owner must:

(1)	be at least 70½ years old as of the date of the surrender request, and if the L.Inc MX Spousal Continuation Benefit is elected the younger spouse must be at least age 55;

(2)	own the contract as an IRA, SEP IRA, Simple IRA, or Qualified Investment-Only Contract; and

(3)
submit a completed administrative form in advance of the withdrawal to Nationwide’s home office.  The form can be obtained by contacting Nationwide’s home office at the telephone number listed on page 1 of this prospectus.

Nationwide reserves the right to modify or eliminate the RMD privilege if there is any change to the Internal Revenue Code or IRS rules relating to required minimum distributions, including the issuance of relevant IRS guidance.  If Nationwide exercises this right, Nationwide will provide notice to Contract Owners and any surrender in excess of the Lifetime Income Benefit Amount will reduce the remaining Current Income Benefit Base.

Reset Opportunities.  On each L.Inc MX Anniversary (assuming the Contract Owner has not refused a charge increase), Nationwide will reset the Current Income Benefit Base to equal the greatest of:

(1)	The Current Income Benefit Base immediately before the L.Inc MX Anniversary;

(2)	The Contract Value on the L.Inc MX Anniversary; or

(3)	The L.Inc MX Roll-Up Amount (if applicable, as discussed below).

If the Contract Owner has notified Nationwide of their refusal to accept any L.Inc MX Option charge increase, then on each L.Inc MX Anniversary, Nationwide will reset the Current Income Benefit Base to equal to the greater of:

(1)	The Current Income Benefit Base immediately before the L.Inc MX Anniversary; or

(2)	The L.Inc MX Roll-Up Amount (if applicable, as discussed below).

The reset income benefit base will become the new Current Income Benefit Base.

The L.Inc MX Roll-Up Amount.  The L.Inc MX Roll-Up Amount is one of the factors Nationwide considers when it determines the annual reset opportunity for each contract (described above).  This amount is calculated by Nationwide on each L.Inc MX Anniversary until the earlier of: (1) the first lifetime income benefit withdrawal; or (2) the 10th L.Inc MX Anniversary.  After such time, the L.Inc MX Roll-Up Amount is removed from the reset opportunity determination.

The L.Inc MX Roll-Up Amount on any applicable L.Inc MX Anniversary is equal to the current L.Inc MX Roll-Up Base (described below), plus 7% compound interest.  Nationwide will proportionally reduce this amount to account for any purchase payments applied after the previous L.Inc MX Anniversary (those purchase payments that were not in the contract for the entire year).

At the time the contract is issued, the L.Inc MX Roll-Up Base is equal to the Contract Value.  Any subsequent purchase payments increase the L.Inc MX Roll-Up Base by the amount of the subsequent purchase payment.  Any excess withdrawal will reduce the L.Inc MX Roll-Up Base by the greater of:

(1)	the dollar amount of the excess withdrawal; or a figure representing the proportional amount of the withdrawal. This amount is determined by the following formula:

dollar amount of the excess withdrawal	X	Current L.Inc MX Roll-Up Base prior to the withdrawal
Contract Value (reduced by the amount of the allowable benefit amount withdrawn)

Settlement Options

If, after beginning the lifetime income withdrawals, a Contract Owner’s Contract Value falls to zero and there is still a positive Current Income Benefit Base, Nationwide will provide the Contract Owner with one or more settlement options (in addition to the option of continuing to take or receive annual lifetime income benefit payments).  Specifically, Nationwide will provide a notification to the Contract Owner describing the following three options, along with instructions on how to submit the election to Nationwide:

(1)	The Contract Owner can continue to take annual surrenders of no more than the annual Lifetime Income Benefit Amount until the death of the Contract Owner;

(2)	The Contract Owner can elect the Age Based Lump Sum Settlement Option, as described below; or

(3)	If the Contract Owner qualifies after a medical examination, the Contract Owner can elect the Underwritten Lump Sum Settlement Option, as described below.

The options listed above each result in a different amount ultimately received under the L.Inc MX

Option.  The Underwritten Lump Sum Settlement Option will generally pay a larger amount than the Age Based Lump Sum Settlement Option when a Contract Owner is healthier than the normal population.  Regardless of age or health, the Underwritten Lump Sum Settlement Option amount will never be less than the Age Based Lump Sum Settlement Option amount.  Election of the Age Based Lump Sum Settlement Option enables the Contract Owner to receive payment without a medical exam, which could potentially delay payment.  Before selecting a settlement option, consult with a qualified financial advisor to determine which option is best for you based on your individual financial situation and needs.

The Contract Owner will have 60 days from the date of Nationwide’s notification letter to make an election.  Once the Contract Owner makes an election, the election is irrevocable.  If the Contract Owner does not make an election within 60 days of the date of the notification letter, Nationwide will assume that the Contract Owner intends to continue to take surrenders of the annual Lifetime Income Benefit Amount.

Age Based Lump Sum Settlement Option.  Under the Age Based Lump Sum Settlement Option, in lieu of taking surrenders of the annual Lifetime Income Benefit Amount, Nationwide will pay the Contract Owner a lump sum equal to the Contract Owner’s most recently calculated annual Lifetime Income Benefit Amount multiplied by the Annual Benefit Multiplier listed below:

Contract Owner’s Age (as of the date the Age Based Lump Sum Option is elected)	Annual Benefit Multiplier
Up to Age 70	5.5
71-75	4.5
76-80	3.5
81-85	2.5
86-90	2.0
91-95	1.5
96+	1.0

For contracts that have elected the L.Inc MX Spousal Continuation Benefit, if both spouses are living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the younger spouse minus three years to determine the Annual Benefit Multiplier.  If only one spouse is living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the living spouse to determine the Annual Benefit Multiplier.

Underwritten Lump Sum Settlement Option. Under the Underwritten Lump Sum Settlement Option, in lieu of taking surrenders of the annual Lifetime Income Benefit Amount, for those who qualify based on a medical exam, Nationwide will pay the Contract Owner a lump sum based upon the current age, sex, and health of the Contract Owner (and spouse if the Spousal Continuation Benefit is elected).  Once Nationwide receives the Contract Owner’s election to take the Underwritten Lump Sum Settlement Option, Nationwide will provide the Contract Owner with a medical examination form, which must be completed by a certified physician chosen by the Contract Owner and returned to Nationwide’s home office within 30 days.  Upon completion of underwriting by Nationwide, the lump sum settlement amount is issued to the Contract Owner.

If Nationwide does not receive the completed form within the 30-day period, Nationwide will pay the Contract Owner the amount that would be payable under the Age Based Lump Sum Settlement Option.

Annuitization

If the Contract Owner elects to annuitize the contract, the L.Inc MX Option will terminate.  Specifically, the charge associated with the option will no longer be assessed and all benefits associated with the L.Inc MX Option will terminate.  Additionally, since the MPI is not an available investment option during annuitization, the Contract Owner must transfer any Contract Value allocated to the MPI to another investment option.  Upon transfer, the Contract Owner will forfeit any MPI Performance Credits that would be payable for that MPI Period.  The amount to be annuitized will be the Contract Value.

Since surrenders from the contract (including lifetime income withdrawals) reduce the Contract Value, and consequently, the amount to be annuitized, the Contract Owner should carefully weigh the option of annuitization against continuing with the lifetime income stream associated with the L.Inc MX Option.

Death of Determining Life

For contracts with no L.Inc MX Spousal Continuation Benefit, upon the death of the determining life, the benefits associated with the option terminate.  If the Contract Owner is also the Annuitant, the death benefit will be paid in accordance with the “Death Benefits” provision.  If the Contract Owner is not the Annuitant, the Contract Value will be distributed in accordance with the “Required Distributions’ section of “Appendix C: Contract Types and Tax Information.”

For contracts with the L.Inc MX Spousal Continuation Benefit, upon the death of the determining life, the surviving spouse continues to receive the same benefit associated with the L.Inc MX Option which had been received by the deceased spouse, for the remainder of the survivor’s lifetime.  The Contract Value will reflect the death benefit and Spousal Protection Feature.

Part 4
Proposed re-draft of Dollar Cost Averaging for Living Benefits

Dollar Cost Averaging for Living Benefits

Nationwide may periodically offer Dollar Cost Averaging programs with the L.Inc MX Option, and the 5% Lifetime Income Option referred to as “Dollar Cost Averaging for Living Benefits.”  Dollar Cost Averaging for Living Benefits involves the automatic transfer of a specific amount from the Fixed Account into another permitted investment option .  With this service, the Contract Owner benefits from the ability to invest in the selected investment option over a period of time, thereby smoothing out the effects of market volatility.

Only new purchase payments to the contract are eligible for Dollar Cost Averaging for Living Benefits.

For contracts with the L.Inc MX Option, once a Dollar Cost Averaging for Living Benefits program has begun, no transfers among or between investment options is permitted until the Dollar Cost Averaging for Living Benefits program is completed or terminated.

Nationwide reserves the right to require a minimum balance to establish this program.  Additionally, only those investment options available for the L.Inc MX Option and the 5% Lifetime Income Option are available for use in Dollar Cost Averaging for Living Benefits -- transfers may not be directed to the Fixed Account or to any investment option that is unavailable with the respective living benefit option.  Please refer to the “L.Inc MX Option” and the “5% Lifetime Income Option” sections earlier in this prospectus for the investment options available for that benefit.

The interest rate credited on amounts applied to the Fixed Account as part of Dollar Cost Averaging for Living Benefits programs may vary depending on the optional benefit elected.

Termination of Dollar Cost Averaging for Living Benefits

To terminate the Dollar Cost Averaging for Living Benefits program, a Contract Owner must instruct Nationwide in writing.  Upon termination, Nationwide will transfer the remaining balance in the Fixed Account to the elected investment option.

Part 5
Proposed re-draft of Custom Portfolio Asset Rebalancing Service

Custom Portfolio Asset Rebalancing Service

For Contract Owners that have elected the L.Inc MX Option or 5% Lifetime Income Option, Nationwide makes available the Custom Portfolio Asset Rebalancing Service (“Custom Portfolio”) at no extra charge.  Custom Portfolio is an asset allocation program that Contract Owners can use to build their own customized portfolio of investments, subject to certain limitations.  Asset allocation is the process of investing in different asset classes (such as equity funds, fixed income funds, and money market funds) and may reduce the risk and volatility of investing. There are no guarantees that Custom Portfolio will result in a profit or protect against loss in a declining market.

Custom Portfolio offers up to six asset allocation models.  Each model is comprised of different percentages of standardized asset categories designed to meet different investment goals, risk tolerances, and investment time horizons. The Contract Owner selects their model, then selects the specific underlying mutual funds (also classified according to standardized asset categories) and investment percentages within the model’s parameters, enabling the Contract Owner to create their own unique “Custom Portfolio.”  Only one “Custom Portfolio” may be created and in effect at a time and the entire Variable Account Contract Value must participate in the model.

Note: Contract Owners should consult with a qualified investment advisor regarding the use of Custom Portfolio and to determine which model is appropriate for them.

Once the Contract Owner creates their “Custom Portfolio,” that Contract Owner’s model is static.  This means that that the percentage allocated to each underlying mutual fund will not change over time, except for quarterly rebalancing, as described below.  Note: allocation percentages within a particular model may subsequently change, but any such changes will not apply to existing model participants; the changes will only apply to participants that elect the model after the change implementation date.

To participate in Custom Portfolio, eligible Contract Owners must submit the proper administrative form to Nationwide’s home office.  While Custom Portfolio is elected, Contract Owners cannot participate in Asset Rebalancing.

Asset Allocation Models available with Custom Portfolio

The following models are available with Custom Portfolio:
Conservative:	Designed for Contract Owners that are willing to accept very little risk but still want to see a small amount of growth.
Moderately Conservative:	Designed for Contract Owners that are willing to accept some market volatility in exchange for greater potential income and growth.
Balanced:	Designed for Contract Owners that are willing to accept some market volatility in exchange for potential long-term returns.
Moderate:	Designed for Contract Owners that are willing to accept some short-term price fluctuations in exchange for potential long-term returns.
Capital Appreciation:	Designed for Contract Owners that are willing to accept more short-term price fluctuations in exchange for potential long-term returns.
Moderately Aggressive1:	Designed for Contract Owners willing to accept sharp, short-term price fluctuations in exchange for potential long-term returns.

The specific underlying mutual funds available to comprise the equity and fixed income components of the models are contained in the election form, which is provided to Contract Owners at the time Custom Portfolio is elected.  At that time, Contract Owners elect their model and the specific underlying mutual funds and percentages that will comprise their “Custom Portfolio.”

Quarterly Rebalancing

At the end of each calendar quarter, Nationwide will reallocate the Variable Account Contract Value so that the percentages allocated to each underlying mutual fund match the most recently provided percentages provided by the Contract Owner. If the end of a calendar quarter is a Saturday, Sunday, recognized holiday, or any other day that the New York Stock Exchange is closed, the quarterly rebalancing will occur on the next business day.  Rebalancing will be priced using the unit value determined on the last Valuation Date of the calendar quarter.  Each quarterly rebalancing is considered a transfer event.  However, quarterly rebalancing transfers within your Custom Portfolio are not subject to Short-Term Trading Fees.

Changing Models or Underlying Mutual Fund Allocations

Contract Owners who have elected a Lifetime Income Option may change the underlying mutual fund allocations within their elected model, percentages within their elected model and/or may change models and create a new “Custom Portfolio” within that new model.  To implement one of these changes, Contract Owners must submit new allocation instructions to Nationwide’s home office in writing on Nationwide’s administrative form.  Any model and percentage changes will be subject to Short-Term Trading Fees and will count as a transfer event, as described in the “Transfer Restrictions” provision.

For contracts with the L.Inc MX Option, a request to cha nge a Custom Portfolio model to a different risk tolerance will trigger an allocation evaluation which may require an additional MPI allocation (see "L.Inc MX Option" earlier in this prospectus).

Nationwide reserves the right to limit the number of model changes a Contract Owner can make each year.

1 This model is only available to contract owners that have elected the L.Inc MX Option.

Terminating Participation in Custom Portfolio

Contract Owners can terminate participation in Custom Portfolio by submitting a written request to Nationwide’s home office.  In order for the termination to be effective, the termination request must contain valid reallocation instructions that are in accordance with the terms and conditions of the L.Inc MX Option or 5% Lifetime Income Option, as applicable.  Termination is effective on the date the termination request is received at Nationwide’s home office in good order.

* * * * *

Please contact me directly at (614) 677-5456 if you have any questions regarding this filing.

Sincerely,

Catherine L. Venard
Assistant General Counsel
Nationwide Life Insurance Company
1-34-202